Exhibit 17.1

VIA E-MAIL

July 28, 2011

The Board of Directors
c/o Yantai Bohai Pharmaceuticals Group Co. Ltd.
No. 9 Daxin Road, Zhifu District
Yantai, Shandong Province, China 264000

Re:           Resignation

Gentlemen:

I hereby resign as a director of Bohai Pharmaceuticals Group, Inc. (the “Company”), effective immediately.  My resignation is for personal reasons and not as a result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Thank you for affording me the opportunity to serve the Company.  Best wishes for your continued success.

Very truly yours,
/s/ Louis A. Bevilacqua
Louis A. Bevilacqua